UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

RUBICON FINANCIAL INCORPORATED

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

788112N100

(CUSIP Number)

Joseph Mangiapane, Jr.
4100 Newport Place, Suite 600
Newport Beach, California  92660
(949) 798-7220

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 788112N100

1           NAME OF REPORTING PERSON                                                                                                           Joseph Mangiapane, Jr.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [  ]
(b) [  ]

3           SEC USE ONLY

4           SOURCE OF FUNDS (See Instructions)                                                                                                           OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                                                     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER	2,791,722

	(8)	SHARED VOTING POWER	0

	(9)	SOLE DISPOSITIVE POWER	2,791,722

	(10)	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,791,722 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                    21.5%

14           TYPE OF REPORTING PERSON*                                                                                                           (IN) INDIVIDUAL

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CUSIP No. 788112N100

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Rubicon Financial Incorporated (the “Issuer”), a Delaware corporation, having its principal executive offices at 4100 Newport Place, Suite 600, Newport Beach, California  92660.

Item 2.	Identity and Background

(a)	This statement is filed by and on behalf of Joseph Mangiapane, Jr.

(b)	Mr. Mangiapane’s principal business address is 4100 Newport Place, Suite 600, Newport Beach, California 92660.

(c)	Mr. Mangiapane is currently the chief executive officer, president, secretary and chairman of board of the Issuer.

(d)	During the last five years, Mr. Mangiapane has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Mangiapane has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Mangiapane is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On January 1, 2007, Mr. Mangiapane was granted 500,000 vested options to purchase shares of the Issuer’s Common Stock at $1.00 per share through December 31, 2011.

On March 3, 2007, Mr. Mangiapane was issued 2,500 shares of common stock directly from the Issuer for services as a director.

On August 3, 2007, Mr. Mangiapane was issued 2,500 shares of common stock directly from the Issuer for services as a director.

On August 3, 2007, Mr. Mangiapane received a gift of 2,500,000 shares of the Issuer’s common stock pursuant to a Stock Cancellation Agreement dated July 31, 2007.

On September 27, 2007, Mr. Mangiapane purchased, in the open market, 522 shares of the Issuer’s common stock for his IRA for $965.70 and 200 shares of the Issuer’s common stock as Joint Tenants with rights of survivorship with his wife for $490.

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CUSIP No. 788112N100

On October 1, 2007, Mr. Mangiapane purchased, in the open market, 1,000 shares of the Issuer’s common stock for his IRA for $2,000.

On December 18, 2007, Mr. Mangiapane gifted 515,000 shares of the Issuer’s common stock to family and friends for no consideration.

Item 4.	Purpose of Transaction

The beneficial ownership of securities of the Issuer were acquired by Mr. Mangiapane in connection with the Stock Cancellation Agreement, open market purchases and option grant described in Item 3 of this Schedule, which is hereby incorporated by reference.

Mr. Mangiapane is the chairman of the board, chief executive officer, president, principal financial officer and secretary of the Issuer.

Mr. Mangiapane holds the Issuer’s securities for investment purposes and intends to continue to evaluate his respective investments in the securities.

Mr. Mangiapane intends to participate in and influence the affairs of the Issuer through the exercise of his voting rights with respect to his shares of Common Stock.  In addition, as a result of Mr. Mangiapane’s position with the Issuer he may, in the ordinary course of business or otherwise, take actions to influence the management, business, and affairs of the Issuer.

Except as set forth herein, Mr. Mangiapane does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Mr. Mangiapane reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by him to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of Issuer

(a)	The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

Reference is hereby made to Items 11 and 13 of page 2 of this Schedule 13D, which Items are incorporated by reference herein.

The calculation of percentage of beneficial ownership in Item 13 of page 2 was derived from the Issuer’s certified stockholder list as of January 5, 2009 in which there were 12,478,162 shares issued and outstanding and includes 500,000 shares Mr. Mangiapane has the right to acquire pursuant to presently exercisable options.

(b)	Number of shares as to which such person has:

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CUSIP No. 788112N100

(i)	sole power to vote or to direct the vote:

Reference is hereby made to Item 7 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(ii)	shared power to vote or to direct the vote:

Reference is hereby made to Item 8 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iii)	sole power to dispose or to direct the disposition of:

Reference is hereby made to Item 9 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(iv)	shared power to dispose or to direct the disposition of:

Reference is hereby made to Item 10 of page 2 of this Schedule 13D, which Item is incorporated by reference herein.

(c)	On January 1, 2007, Mr. Mangiapane was granted 500,000 vested options to purchase shares of the Issuer’s common stock at $1.00 per share through December 31, 2011.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in Item 4 is hereby incorporated by reference.

To the best of the knowledge of Mr. Mangiapane, there are no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

1.	Stock Cancellation Agreement dated July 31, 2007 (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 6, 2007).

2.
Employment Agreement between the Issuer and Joseph Mangiapane, Jr. effective January 1, 2007 (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 17, 2007).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                                March 16, 2009

By: /s/ Joseph Mangiapane, Jr.
       Joseph Mangiapane, Jr.